FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2011

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item 1: Form 6-K dated May 26, 2011 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna

Name:	Hoshang K Sethna

Title:	Company Secretary

Dated: May 26, 2011

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	May 26, 2011

Tata Motors Group - Global sales grow 24.2% and crosses the 1 million mark in FY 10-11

- Net Revenue grows 33.1% to Rs.123,133 crores

- Profit Before Tax grows 196.3% to Rs.10,437 crores

Mumbai, May 26, 2011:

Consolidated Results for the Year ended March 31, 2011

The Tata Motors Group’s global wholesale volumes for FY 2010-11, including Jaguar Land Rover, stood at 1,080,994 units, representing a growth of 24.2% as compared to the previous year. Global sales of all commercial vehicles were at 512,731 units, while global sales of all passenger vehicles were at 568,263 units.

The Tata Motors Group today reported consolidated revenues (net of excise) for the year ended March 31, 2011, of Rs.123,133 crores, posting a growth of 33.1% over Rs.92,519 crores in the previous year, with strong volume growth globally in all major markets. The Consolidated Profit before Tax (PBT) for the year was Rs.10,437 crores, compared to a PBT of Rs.3,523 crores for the previous year. The Consolidated Profit for the period (After Tax and post minority interest and profit in respect of Associate companies) for the year was Rs.9,274 crores, a significant increase from a profit of Rs. 2,571 crores in the previous year.

Tata Motors Stand-Alone Results for the Year ended March 31, 2011

Tata Motors’ sales (including exports) of commercial and passenger vehicles for FY 2010-11 stood at 836,629 units, representing a growth of 25.2% as compared to the previous year.

In the domestic market, the Company’s commercial vehicles sales increased by 22.7% year-on-year to 458,828 units. The Company’s market share in commercial vehicles was 61.8%. Passenger vehicles, including Fiat and Jaguar and Land Rover vehicles distributed in India, grew by 23.0% year-on-year in the domestic market to 319,712 units. Sales of the Tata Nano crossed the 100,000 mark during FY 2010-11 and the Company’s passenger vehicles sales crossed 2,000,000 since inception. The market share in passenger vehicles stood at 13.0% in FY 2010-11.

Tata Motors’ gross revenue for the year ended March 31, 2011, was Rs.52,136 crores, posting a growth of 35.9% over Rs.38,364 crores in the previous year.

Revenues (net of excise) of Rs.48,040 crores, represented a growth of 35% over Rs.35,593 crores in the previous year. Cost pressure, including commodity price increase, resulted in a reduction in the operating margins to 9.9%, and an Operating Profit (EBITDA) of Rs.4,771 crores in the year, posting a growth of 14.2% over Rs.4,178 crores in the previous year. The PBT for the year is Rs.2,197 crores as compared to Rs.2,830 crores in the previous year. (Year ended March 31, 2010, included Other Income and exceptional item of Rs. 958 crores (net) arising mainly on account of divestments). The PAT for the year is Rs.1,812 crores as compared to Rs.2,240 crores in the previous year.

Jaguar Land Rover

Jaguar Land Rover recorded strong profitability, with healthy volumes in FY2010-11, reporting net revenue of GB£9,906 million and a Profit after Tax of GB£1,043 million. Sales volumes improved to 243,621 as compared to 193,982 in the previous year, on the back of improved market conditions, better market mix with strong growth in China, continued strong response to product introduction including the all new XJ and Land Rover models and favourable exchange rates. Earlier this month, JLR successfully completed issue of 7 year and 10 year Bonds aggregating GB£ 1 Billion.

Tata Daewoo

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of Rs.2,881 crores, and recorded a Profit after Tax of Rs.73 crores in FY2010-11. The functioning of the newly formed distribution company has now stabilised.

Tata Motors Finance

Tata Motors Finance Limited, the Company’s captive financing subsidiary, registered net revenues of Rs.1,367 crores and reported a Profit After Tax of Rs.127 crores in FY 2010-11.

Dividend

The Board of Directors has recommended a dividend of Rs.20/- per Ordinary share and Rs.20.50 per ‘A’ Ordinary share each for the FY 2010-11 (2009-10: Rs.15/- for Ordinary share and Rs.15.50 for ‘A’ Ordinary share). The dividend is subject to approval of shareholders; tax on the dividend will be borne by the Company. The Book Closure date for the purpose of payment of the said dividend has been fixed from July 21, 2011 to August 12, 2011 and dividend shall be paid/dispatched on and after August 16, 2011.

Sub-Division of Shares

Further, the Board of Directors today also approved the sub-division of the Company’s Ordinary and ‘A’ Ordinary Shares, both of Rs.10/- each into Ordinary and ‘A’ Ordinary Shares, both of Rs.2/- each, subject to the approval of the shareholders at the Annual General Meeting.

News Release – 2	May 26, 2011

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2011

				( in crores)
Particulars			Year ended March 31,
			2011	2010
1	(a)	Sales / Income from Operations	1,26,712.51	94,941.62
		Less: Excise Duty	4,286.32	3,048.17
		Net Sales / Income from Operations	1,22,426.19	91,893.45
	(b)	Other Operating Income	707.11	625.80
		Total Income from Operations	1,23,133.30	92,519.25
2	Expenditure
	(a)	Increase in stock-in-trade and work-in-progress	(1,836.19)	(1,148.67)
	(b)	Consumption of raw materials and components	70,453.73	54,105.54
	(c)	Purchase of products for sale	10,390.84	8,538.52
	(d)	Employee Cost	9,342.67	8,751.77
	(e)	Depreciation and Amortisation	4,655.51	3,887.13
	(f)	Product development expenses	962.49	498.20
	(g)	Other expenditure	22,743.53	18,236.35
	(h)	Amount Capitalised	(5,741.25)	(4,578.42)
	(i)	Total	1,10,971.33	88,290.42
3	Profit from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]		12,161.97	4,228.83

4	Other Income		89.61	1,793.12
5	Profit before Interest and Discounting Charges and Exceptional Items [3+4]		12,251.58	6,021.95
6	Interest and Discounting Charges
	(a)	Gross interest and discounting charges	2,896.50	2,797.64
	(b)	Interest income / Interest capitalised	(851.08)	(557.93)
	(c)	Net interest and discounting charges	2,045.42	2,239.71
7	Profit after Interest and Discounting Charges but before Exceptional Items [5-6]		10,206.16	3,782.24
8	Exceptional Items
	(a)	Exchange gain (net) on revaluation of foreign currency borrowings, deposits and loans	231.01	84.47
	(b)	Others	—	(344.07)
9	Profit from Ordinary Activities before tax [7+8]		10,437.17	3,522.64
10	Tax Expense		1,216.38	1,005.75
11	Net Profit from Ordinary Activities after tax [9-10]		9,220.79	2,516.89
12	Extraordinary items (net of tax expenses)		—	—
13	Share of Minority Interest		(48.52)	(30.33)
14	Profit in respect of investments in Associate Companies		101.35	84.50
15	Net Profit for the period [11+12+13+14]		9,273.62	2,571.06
16	Paid-up Equity Share Capital (Face value of 10 each)		637.71	570.60
17	Reserves excluding Revaluation Reserves		18,389.13	7,450.15
18	Earnings Per Share (EPS)
	A.	Ordinary Shares
	(a)	Basic EPS before and after Extraordinary items	155.25	48.64
	(b)	Diluted EPS before and after Extraordinary items	144.83	44.64
	B.	‘A’ Ordinary Shares
	(a)	Basic EPS before and after extraordinary items	155.75	49.14
	(b)	Diluted EPS before and after extraordinary items	145.33	45.14

19	Public Shareholding
	A.	Ordinary Shares
	-	Number of Shares	24,10,72,425	25,87,71,084
	-	Percentage of shareholding	44.78%	51.11%
	B.	‘A’ Ordinary Shares
	-	Number of Shares	7,81,31,376	3,02,41,415
	-	Percentage of shareholding	81.10%	47.12%
20	Promoters and promoter group Shareholding
	A.	Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares	4,40,00,000	4,50,00,000
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	23.47%	24.02%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	8.17%	8.89%
	(b)	Non-encumbered
	-	Number of Shares	14,34,71,466	14,23,76,876
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	76.53%	75.98%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	26.66%	28.11%
	B.	‘A’ Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares	—	—
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	—	—
	-	Percentage of shareholding (as a % of the total share capital of the Company)	—	—
	(b)	Non-encumbered
	-	Number of Shares	1,82,10,330	3,39,34,959
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	18.90%	52.88%

Notes:-

1)	Statement of Assets and Liabilities:

(   in crores)

Particulars	As at March 31,
	2011	2010
Shareholders’ Funds:
(a) Share Capital	637.71	570.60
(b) Reserves and Surplus	18,533.76	7,635.88

	19,171.47	8,206.48
Minority Interest	246.60	213.51
Loan Funds	32,791.41	35,108.36
Foreign Currency Monetary Item Translation Difference Account (Net)	—	191.15
Deferred Tax Liability (Net)	2,096.13	1,579.60

TOTAL	54,305.61	45,299.10

Fixed Assets	43,493.12	38,506.33
Goodwill (On Consolidation)	3,584.79	3,422.87
Investments	2,544.26	2,219.12
Deferred Tax Assets (Net)	632.34	425.97
Current Assets, Loans and Advances:
(a) Interest accrued on investments	1.90	2.43
(b) Inventories	14,070.51	11,312.03
(c) Sundry Debtors	6,877.36	7,191.18
(d) Cash and Bank Balances	10,947.93	8,743.32
(e) Loans and Advances	19,137.22	15,196.68

	51,034.92	42,445.64
Less: Current Liabilities and Provisions:
(a) Current Liabilities	37,114.65	34,077.33
(b) Provisions	9,869.17	7,643.50

	46,983.82	41,720.83

Net Current Assets	4,051.10	724.81

TOTAL	54,305.61	45,299.10

2)	Figures for the previous year have been regrouped / reclassified wherever necessary.
3)	Other income for the year ended March 31, 2011 includes profit (net) of 17.35 crores ( 1,751.54 crores for the year ended March 31, 2010) on sale of investments.
4)	In October 2008, the Company decided to move the Nano project from Singur in West Bengal to Sanand in Gujarat, where commercial production commenced in the quarter ended June 30, 2010. Based on management’s assessment, presently no provision is considered necessary to the carrying cost of building at Singur.
5)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per accounting standard AS-21. Further, the tax expense is lower due to set off of carry forward losses of certain subsidiary companies.
6)	The net amount of 2,276.09 crores (debit) for year ended March 31, 2011 ( 265.40 crores (debit) for the year ended March 31, 2010), of changes in actuarial valuation of pension plans of Jaguar Cars Ltd and Land Rover, UK, have been accounted in “Reserves and Surplus” in accordance with IFRS principles and permitted by AS 21 in the consolidated financial statements. This treatment is consistent with the accounting principles followed by Jaguar Cars Ltd and Land Rover, UK, under IFRS.
7)	Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include construction equipment, engineering solutions and software operations. The Company has sold its controlling stake in a subsidiary Company engaged in manufacture and sale of construction equipments with effect from March 30, 2010.

	( in crores)
		Year ended March 31,
		2011	2010
A	Segment Revenues
	Total Income from Operations
I.	Automotive and related activity
	- Tata and other brands vehicles / spares and financing thereof	52,330.77	40,359.29
	- Jaguar and Land Rover	70,218.63	49,344.21
	Less: Intra Segment Eliminations	(305.75)	(88.43)

	-Total	1,22,243.65	89,615.07
II.	Others	1,530.49	3,437.96

	Total segment revenue	1,23,774.14	93,053.03
	Less: Inter segment revenue	(640.84)	(533.78)

	Total Income from Operations	1,23,133.30	92,519.25

B	Segment Results before Other Income, Interest, Exceptional items and Tax
I.	Automotive and related activity
	- Tata and other brands vehicles / spares and financing thereof	4,342.44	3,758.12
	- Jaguar and Land Rover	7,699.84	53.84
	Less: Intra Segment Eliminations	(17.40)	(9.77)

	-Total	12,024.88	3,802.19
II.	Others	203.48	288.99

	Total segment results	12,228.36	4,091.18
	Less: Inter segment eliminations	(66.39)	(101.38)

	Net Segment Results	12,161.97	3,989.80
	Add/(Less) : Other income	89.61	1,793.12
	Add/(Less) : Interest expense (net)	(2,045.42)	(2,239.71)
	Add/(Less) : Exceptional Items (net)	231.01	(20.57)

	Total Profit before Tax	10,437.17	3,522.64

		As at March 31,
		2011	2010
C	Capital employed (segment assets less segment liabilities)
I.	Automotive and related activity
	- Tata and other brands vehicles / spares and financing thereof	29,432.75	22,639.12
	- Jaguar and Land Rover	20,586.74	19,405.85
	Less: Intra Segment Eliminations	(27.47)	(9.77)

	-Total	49,992.02	42,035.20
II.	Others	837.14	709.10

	Total Capital employed	50,829.16	42,744.30
	Less: Inter segment eliminations	(308.29)	(227.23)

	Net Segment Capital Employed	50,520.87	42,517.07
	Add/(Less) : Unallocable assets / (liabilities) (net)	(31,349.41)	(34,310.59)

	Capital employed	19,171.47	8,206.48

8)	As on December 31, 2010, 1 investor complaint was outstanding. The Company received 18 complaints and resolved 18 complaints during the quarter. There is 1 complaint unresolved as on March 31, 2011.
9)	Public Shareholding of Ordinary Shares as on March 31, 2011 excludes 20.39% (11.89% as on March 31, 2010) of Citibank N.A. as Custodian for Depository Shares.
10)	During the year ended March 31, 2011, the Company issued Ordinary Shares and ‘A’ Ordinary Shares through Qualified Institutional Placement (QIP). Following is the status on utilisation of said QIP issue proceeds :

	Amount ( in crores)
	Planned	Actual
Amount collected	3,351.01	3,351.01
Issue Expenses	130.37	101.21
Amount utilised		2,744.80
Amount pending utilisation		505.00

11)	During the quarter ended March 31, 2011, 23,155 notes of 1% FCCN Due 2011, 3 notes of 0% FCCN Due 2011 and 21 notes of 4% FCCN Due 2014 have been converted into 13,78,192, 11,929, and 1,58,345 Ordinary shares respectively.
12)	Subsequent to the year ended March 31, 2011, Jaguar Land Rover Plc. (JLR), an indirect subsidiary of the Company has issued GBP 1,000 million equivalent Senior Notes (Notes). The Notes issued includes GBP 500 million Senior Notes due 2018 at a coupon of 8.125% per annum, USD 410 million Senior Notes due 2018 at a coupon of 7.75% per annum and USD 410 million Senior Notes due 2021 at a coupon of 8.125% per annum. The proceeds will be used to refinance existing debt and for general corporate purposes.
13)	The Board of Directors has recommended dividend of 20/- per Ordinary Share of 10/- each and 20.50 per ‘A’ Ordinary Share of 10/- each for the financial year 2010-11 (Previous year 15/- per Ordinary Share and 15.50 per ‘A’ Ordinary Share), subject to approval of the Shareholders. Tax on dividend will be borne by the Company.
14)	The results for the year ended March 31, 2011, include profit/loss of three subsidiaries, a joint venture company and an associates, considered on the basis of Unaudited Financial Statements, impact of which is not material.
15)	The Statutory Auditors have carried out an audit of the above results for the year ended March 31, 2011.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on May 26, 2011.

Tata Motors Limited

Mumbai, May 26, 2011	Ratan N Tata
Chairman

News Release – 3	May 26, 2011

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2011

Particulars			Year Ended March 31,
			2011	2010
(A)
1	Vehicle Sales:(in Nos.) (includes traded vehicles)
	Commercial vehicles		4,58,828	3,73,842
	Passenger cars and Utility vehicles		3,19,712	2,60,020
	Exports		58,089	34,109
			8,36,629	6,67,971
2	Vehicle Production:(in Nos.)
	Commercial vehicles		4,94,300	4,02,112
	Passenger cars and Utility vehicles		2,64,135	2,18,649
			7,58,435	6,20,761
(B)			( in crores)
1	(a)	Sales / Income from Operations	51,902.93	38,144.83
		Less: Excise Duty	4,095.51	2,771.05
		Net Sales / Income from Operations	47,807.42	35,373.78
	(b)	Other Operating Income	233.04	219.27
		Total Income from Operations	48,040.46	35,593.05
2	Expenditure
	(a)	Increase in stock-in-trade and work-in-progress	(354.22)	(606.63)
	(b)	Consumption of raw materials and components	27,058.47	20,392.60
	(c)	Purchase of products for sale	7,363.13	4,513.23
	(d)	Employee cost	2,294.02	1,836.13
	(e)	Depreciation and Amortisation	1,360.77	1,033.87
	(f)	Product development expenses	106.17	144.03
	(g)	Other expenditure	7,725.43	6,005.90
	(h)	Amount capitalised	(817.68)	(726.46)
	(i)	Total	44,736.09	32,592.67
3	Profit from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]		3,304.37	3,000.38
4	Other Income		183.26	1,853.45
5	Profit before Interest and Discounting Charges and Exceptional Items [3+4]		3,487.63	4,853.83
6	Interest and Discounting Charges
	(a)	Gross interest and discounting charges	1,531.70	1,483.51
	(b)	Interest income / Interest capitalised	(387.71)	(379.67)
	(c)	Net interest and discounting charges	1,143.99	1,103.84
7	Profit after Interest and Discounting Charges but before Exceptional Items [5-6]		2,343.64	3,749.99
8	Exceptional items
	(a)	Exchange loss (net) on revaluation of foreign currency
		borrowings, deposits and loans	(147.12)	(69.59)
	(b)	Loss on redemption of investment in preference shares
		held in a wholly owned subsidiary company	—	(850.86)
9	Profit from Ordinary Activities before tax [7+8]		2,196.52	2,829.54
10	Tax expense		384.70	589.46
11	Net Profit from Ordinary Activities after tax [9-10]		1,811.82	2,240.08
12	Extraordinary Items (net of tax expense)		—	—
13	Net Profit for the period [11-12]		1,811.82	2,240.08
14	Paid-up Equity Share Capital (Face value of 10 each)		637.71	570.60
15	Reserves excluding Revaluation Reserves		19,351.40	14,370.24
16	Earnings Per Share (EPS)
	A.	Ordinary Shares
	(a)	Basic EPS before and after Extraordinary items	30.28	42.37
	(b)	Diluted EPS before and after Extraordinary items	28.92	38.98
	B.	‘A’ Ordinary Shares
	(a)	Basic EPS before and after Extraordinary items	30.78	42.87
	(b)	Diluted EPS before and after Extraordinary items	29.42	39.48
17	Debt Service Coverage Ratio (No. of times) (Refer note 7(a) below)		0.83	1.25
18	Interest Service Coverage Ratio (No. of times) (Refer note 7(b) below)		3.92	5.73
19	Public Shareholding
	A.	Ordinary Shares
	-	Number of Shares	24,10,72,425	25,87,71,084
	-	Percentage of shareholding	44.78%	51.11%
	B.	‘A’ Ordinary Shares
	-	Number of Shares	7,81,31,376	3,02,41,415
	-	Percentage of shareholding	81.10%	47.12%

20	Promoters and promoter group Shareholding
	A.	Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares	4,40,00,000	4,50,00,000
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	23.47%	24.02%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	8.17%	8.89%
	(b)	Non-encumbered
	-	Number of Shares	14,34,71,466	14,23,76,876
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	76.53%	75.98%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	26.66%	28.11%
	B.	‘A’ Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares	—	—
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	—	—
	-	Percentage of shareholding (as a % of the total share capital of the Company)	—	—
	(b)	Non-encumbered
	-	Number of Shares	1,82,10,330	3,39,34,959
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	18.90%	52.88%

Notes:-

1)	Statement of Assets and Liabilities:

	( in crores)
Particulars	As at March 31,
	2011	2010
Shareholders’ Funds:
(a) Share Capital	637.71	570.60
(b) Reserves and Surplus	19,375.59	14,394.87

	20,013.30	14,965.47
Loan Funds	15,898.75	16,594.54
Deferred Tax Liability (Net)	2,023.16	1,508.64

Total	37,935.21	33,068.65

Fixed Assets	17,475.63	16,436.04
Investments	22,624.21	22,336.90
Foreign Currency Monetary Item
Translation Difference Account (Net)	—	161.69
Current Assets, Loans and Advances:
(a) Interest accrued on investments	0.08	0.11
(b) Inventories	3,891.39	2,935.59
(c) Sundry Debtors	2,602.88	2,391.92
(d) Cash and Bank Balances	2,428.92	1,753.26
(e) Loans and Advances	5,167.34	4,425.73

	14,090.61	11,506.61
Less: Current Liabilities and Provisions:
(a) Current Liabilities	13,032.53	14,609.16
(b) Provisions	3,222.71	2,763.43

	16,255.24	17,372.59

Net Current Assets	(2,164.63)	(5,865.98)

Total	37,935.21	33,068.65

2)	Figures for the previous year have been regrouped / reclassified wherever necessary.
3)	Other income for the year ended March 31, 2011 include (a) profit of 2.28 crores ( 1,801.71 crores for the year ended March 31, 2010) on sale of investments; and (b) dividend from subsidiary companies 92.33 crores ( 7.62 crores for the year ended March 31, 2010).
4)	During the year ended March 31, 2011, the Company issued Ordinary Shares and ‘A’ Ordinary Shares through Qualified Institutional Placement (QIP). Following is the status on utilisation of said QIP issue proceeds :

	Amount ( in crores)
	Planned	Actual
Amount Collected	3,351.01	3,351.01
Issue expenses	130.37	101.21
Amount utilised		2,744.80
Amount pending utilisation		505.00

5)	During the quarter ended March 31, 2011, 23,155 notes of 1% FCCN Due 2011, 3 notes of 0% FCCN Due 2011 and 21 notes of 4% FCCN Due 2014 have been converted into 13,78,192, 11,929 and 1,58,345 Ordinary shares respectively.

6)	Subsequent to March 31, 2011, a subsidiary of the Company has redeemed 40,75,000 6.25% Cumulative Redeemable Preference Shares of USD 100 each at par, resulting in part redemption of the investment of the Company of 1,816.84 crores.

7) (a)	Debt Service Coverage Ratio = (Profit from Ordinary Activities before tax + Interest on Long-term Loans) / (Interest on Long-term Loans + Repayment of Long-term Loans during the year)*

(b)	Interest Service Coverage Ratio = (Profit from Ordinary Activities before tax + Interest on Long-term Loans) / Interest on Long-term Loans*
*	For the purpose of the computation, loans having original maturity of more than 360 days are considered as Long-term Loans.
8)	In October 2008, the Company decided to move the Nano project from Singur in West Bengal to Sanand in Gujarat, where commercial production commenced in the quarter ended June 30, 2010. Based on management’s assessment, presently no provision is considered necessary to the carrying cost of building at Singur.
9)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.
10)	As on December 31, 2010, 1 investor complaint was outstanding. The Company received 18 complaints and resolved 18 complaints during the quarter. There is 1 complaint unresolved as on March 31, 2011.
11)	Public Shareholding of Ordinary Shares as on March 31, 2011 excludes 20.39% (11.89% as on March 31, 2010) of Citibank N.A. as Custodian for Depository Shares.
12)	The Board of Directors has recommended dividend of 20/- per Ordinary Share of 10/- each and 20.50 per ‘A’ Ordinary Share of 10/- each for the financial year 2010-11 (Previous year 15/- per Ordinary Share and 15.50 per ‘A’ Ordinary Share), subject to approval of the Shareholders. Tax on dividend will be borne by the Company.
13)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the year ended March 31, 2011.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on May 26, 2011.

Tata Motors Limited

Ratan N Tata
Mumbai, May 26, 2011	Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.